The Gladstone Companies, Inc.

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

March 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Michael Volley

Mr. Amit Pande

Ms. Sonia Bednarowski

Mr. John Dana Brown

Re:	The Gladstone Companies, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-262870

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Gladstone Companies, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-262870) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on February 18, 2022.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Nicolas H.R. Dumont of Cooley LLP at (212) 479 6446, or in his absence, Paul Alexander at (202) 776 2118.

Sincerely,

The Gladstone Companies, Inc.

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	President and Chief Executive Officer

Cc:	Michael LiCalsi, General Counsel, The Gladstone Companies, Inc.

Thomas Salley, Cooley LLP

Nicolas H.R. Dumont, Cooley LLP

Andrew Tucker, Nelson Mullins Riley & Scarborough LLP